EXHIBIT 32.2

Certification Pursuant to 18 U.S.C. Section 1350
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Teresa A. Herbert, Vice President and Chief Financial Officer of Independence Holding Company, do hereby certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.   the Quarterly Report on Form 10-Q of Independence Holding Company for the period ended September 30, 2003, as filed with the Securities and Exchange Commission fully compiles with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   the information contained in such Quarterly Report on Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of Independence Holding Company.

/s/ Teresa A. Herbert   Date: November 13, 2003
Teresa A. Herbert
Vice President and Chief Financial Officer